UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 23)

                           NAM TAI ELECTRONICS, INC.
                                (Name of Issuer)

                         Common Shares, $0.01 par value
                         (Title of Class of Securities)

                                   629865 205
                                 (Cusip Number)


                                 Mr. M. K. Koo
                       c/o Nam Tai Group Management Ltd.
                          15/F., China Merchants Tower
                                Shun Tak Centre
                         168-200 Connaught Road Central
                                   Hong Kong
                           Telephone: (852) 2341-0273
                              Fax: (852) 2341-4164
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                           ------------------------
                                 with copy to:

                            Mr. Lorne Waldman, ESQ.
                         c/o Nam Tai Electronics, Inc.
                         1790- 999 West Hastings Street
                   Vancouver, British Columbia V6C 2W2 Canada
                           Telephone: (604) 669-7800
                              Fax: (604) 669-7816

                               February 12, 2002
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|.

----------- --------------------------------------------------------------------
    1.      NAME OF REPORTING PERSON - Ming Kown Koo
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
----------- --------------------------------------------------------------------
    2.      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
                                                                      (a)|_|
            N/A                                                       (b)|_|
----------- --------------------------------------------------------------------
    3.      SEC USE ONLY
----------- --------------------------------------------------------------------
    4.      SOURCE OF FUNDS
            N/A
----------- --------------------------------------------------------------------
    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e) |_|
            N/A
----------- --------------------------------------------------------------------
    6.      CITIZENSHIP OR PLACE OF ORGANIZATION                    Canadian
----------- --------------------------------------------------------------------
              NUMBER OF          7.     SOLE VOTING POWER:   2,241,131
               SHARES          -------- ----------------------------------------
            BENEFICIALLY         8.     SHARES VOTING POWER :     N/A
              OWNED BY         -------- ----------------------------------------
               EACH              9.     SOLE DISPOSITIVE POWER:   3,307,981
             REPORTING         -------- ----------------------------------------
              PERSON             10.    SHARES DISPOSITIVE POWER: N/A
               WITH
----------- --------------------------------------------------------------------
   11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,307,981
----------- --------------------------------------------------------------------
   12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
            |_|
----------- --------------------------------------------------------------------
   13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            28.8%
----------- --------------------------------------------------------------------
   14.      TYPE OF REPORTING PERSON
            IN
----------- --------------------------------------------------------------------

Item 1. Security and Issuer.

     This statement relates to the Common Shares, $0.01 par value (the "Common Shares") of Nam Tai Electronics, Inc. (the "Company") an International Business Company organized under the laws of the British Virgin Islands, with principal executive offices located 15/F., China Merchants Tower Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong.


Item 2. Identity and Background.

     This statement is being filed by Mr. Ming Kown Koo ("Mr. Koo) an individual.

     Mr. Koo's business address is Nam Tai Electronics, Inc., c/o Nam Tai Group Management Ltd. 15/F., China Merchants Tower Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong.

     Mr. Koo is an Executive Director on the Board.

     During the past five years Mr. Koo has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.


Item 3. Source and Amount of Funds and Other Consideration.

     Not applicable.


Item 4. Purpose of Transaction.

     The purpose of the transaction is to raise funds for Mr. Koo's personal use. In addition, part of the proceeds from the sale of the common shares is being used to purchase Common Share purchase warrants ("Warrants"). Mr. Koo may sell or acquire additional shares or warrants in the future depending on the prevailing market price of the securities. Mr. Koo has no plans or proposals that relate to or would result in the matters identified in Item 4(a) through
(j) of Schedule 13D.


Item 5. Interest in Securities of the Issuer.

     (a) At February 14, 2002, as a result of the sale of 20,000 Common Shares and the purchase of 50,000 Warrants, Mr. Koo beneficially owned 3,307,981 or 28.8% of the Common Shares outstanding. The amount of Common Shares includes: i) 2,241,131 Common Shares; ii) 976,850 Common Shares that Mr. Koo may acquire upon exercise of Warrants; and (iii) 90,000 Common Shares that Mr. Koo may acquire upon exercise of employee stock options. The percentage ownership was calculated in accordance with Rule 13d(1)(i) under the Securities Exchange Act of 1934.

     (b) Mr. Koo has exclusive investment voting and investment power over the Common Shares referred to in paragraph (a).

     (c) The following table sets forth details of the open market sales of the Company's Common Shares and purchases of Company's Warrants (all of which were made through PaineWebber Incorporated) made by Mr. Koo during the last sixty days.

                               Number
                                 of
          Trade                shares         Sales
          Date                sold (#)       Price ($)       Proceeds ($)
 ------------------------ --------------- -------------- --------------------

 February 12, 2002                20,000        $18.325          $366,500.00
 ------------------------ --------------- -------------- --------------------

                              Number
                                of
          Trade              Warrants        Purchase
          Date             purchased (#)     Price ($)         Cost ($)
 ------------------------ --------------- -------------- --------------------

 February 12, 2002                 8,500       $1.73932           $14,784.22
 ------------------------ --------------- -------------- --------------------

 February 13, 2002                12,500       $1.74994           $21,874.28
 ------------------------ --------------- -------------- --------------------

 February 14, 2002                29,000        $1.7997           $52,191.30
 ------------------------ --------------- -------------- --------------------

                                  50,000                          $88,849.80
 ------------------------ --------------- -------------- --------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Previously reported.


Item 7. Material to Be Filed as Exhibits.

     Not applicable


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         By:      /s/ M. K. KOO
                             -----------------------
                                    M. K. KOO

Date:  February 15, 2002